

Carlisle Holdings Limited
Annual Report 2003
A leader in business services

03035144
PROCESSED
OCT 1 5 2003
THOMSON FINANCIAL
AR/S
P.E. 3/31/03
SEP 2 2 2003
1086

CarlisleGroup

Corporate Profile Carlisle Holdings Limited is a transatlantic leader in supplying outsourced facilities services and staffing services to a broad range of commercial, industrial and municipal clients. The Company also has a financial services business and a majority interest in a telecommunications business. Carlisle has over 37,000 full and part-time employees and more than 15,000 clients in the United States, the United Kingdom, and the Republic of Ireland.

Facilities Services US Carlisle provides facilities services in the United States through its OneSource business. OneSource is a leader in outsourced facilities services, providing cleaning, landscaping and value-added building maintenance and support services to commercial, institutional and industrial clients.

Facilities Services UK and Ireland In the United Kingdom and Ireland, Carlisle operates under the brand name Carlisle Facilities Services. Major services include specialized contract cleaning and support services and specialist security services, principally manned guarding, to major retail chains and other clients mainly in the retail, transport, distribution and public sectors. The business also includes a Retail Support Services operation providing merchandising and store support services to retailers and an Event Management business specializing in advisory and staff services for leading sports and music events.

Staffing Services The Staffing Services division operates in the United Kingdom and Ireland providing temporary and permanent staff recruitment services as well as managed human resources services. The division has developed a significant presence across a broad range of specialist sectors and comprises a number of well-known market-facing brands.

Financial Services Carlisle operates The Belize Bank, the largest full service commercial and retail bank in the country, and other wholly-owned subsidiaries that provide a variety of banking and financial services to both domestic and international clients.

Telecommunication Services Carlisle has a majority interest in Belize Telecommunications, the largest company in Belize.

Contents

Carlisle Holdings Limited is a leader in the services sector in the United States and United Kingdom. Our goal is to respond to the needs of our diverse client base by providing flexible, cost-effective and innovative service solutions that allow them to run their businesses more efficiently.

Letter to the Shareholders. Focus on business basics

All of Carlisle's businesses dealt with difficult business conditions again this year and were up to the challenge. In the US and UK, we took steps to further restructure our core businesses to create a more efficient organization. We focused on the basics of customer retention and cost controls and substantially improved productivity. Success was evident in improved performance at OneSource and solid results from our UK businesses.

Market conditions in the US and UK remained very tough during fiscal 2003 making growth difficult to achieve. All of our businesses worked hard to retain existing clients and win new ones. OneSource reduced costs, improved administrative functions and continued to provide quality facilities services at competitive rates. Facilities Services in the UK was integrated under one brand and structure to simplify dealings with customers. Staffing Services outperformed in the healthcare and managed human resources areas. In Belize, our financial and telecommunications businesses achieved good performances and remained leaders in their sectors.

Facilities Services OneSource made important progress during the year. The underlying operational management structure and back office processes have been considerably improved and results met our expectations. Management was successful in improving customer relationships and retention, receivables management, cost controls and profitability. We expect these key initiatives to continue to improve performance in the months ahead.

We are focusing sales and marketing on key geographic areas and strategic market segments and this led to some important new business wins during the year. These included the addition of Cincinnati-based Convergys Corporation as well as the expansion and renewal of our long-standing contract with Citigroup. Retention of existing clients remains of paramount importance. OneSource's continuous improvement program is one of our primary retention strategies since it monitors existing accounts and seeks to improve services and save money for clients. As an industry leader, OneSource is well placed to benefit as US companies continue to turn to outsourcing.

The Facilities Services business now operates throughout the UK as one brand, Carlisle Facilities Services. Cleaning services made a solid contribution and showed good progress in serving the Transport and Retail sectors. The Retail Support Services business had a good year extending its range of merchandising and store support services to DIY and consumer products retailers. The competition for market share remains intense and management is firmly focused on gradually winning new contracts while maintaining the stability of existing business.

Staffing Services Carlisle Staffing Services is a market leader in a very fragmented industry in the UK. In spite of depressed demand for workers, tight cost control and improved front-office technology helped to achieve a satisfactory performance. Our well-known brands are an asset as is our ability to offer skilled staff to virtually every part of the private and public sectors. In addition, clients are increasingly looking for the managed human resource solutions we provide and we see good growth opportunities when the business economy improves. The division's talented staff and reduced cost base position it well for when general market conditions pick up.

Financial Services Financial Services, including The Belize Bank, delivered another year of strong results and maintained its leading market share. The business continued to grow its loan portfolio, its other business and profitability whilst also providing a valuable source of funds for the rest of the Company.

Telecommunication Services Belize Telecommunications is now operating in a competitive environment in Belize and continues to invest for future growth. The state-of-the-art GSM network introduced at the end of 2002 has been very successful in attracting new customers and will be used as a base for the launch of international roaming and always-on internet services in the coming year.

Outlook Carlisle's services are essential to providing a 'ready to work' environment. We accomplished many improvements in our business structure in fiscal 2003 and the process is ongoing. As companies strive for maximum efficiency in selecting service providers, one of our primary goals is to continue to be ready with attractive service packages to meet their needs.

Market conditions remain challenging but we are confident that management is taking the right steps to ensure that our businesses are competitive. I'd like to thank staff at all levels who contributed to our progress during the year and the shareholders for their support.

Lord Ashcroft, KCMG
Chairman

Three-year selected financial data

March 31
In $ millions except per share amounts and numbers of shares

	2003	2002	2001
Net sales	**$1,194.7**	$1,246.5	$1,240.7
Operating income (loss) – Service Businesses	**$24.8**	$20.8	$(6.0)
Operating income – Financial Services	**$29.0**	$26.4	$18.8
Net income	**$36.2**	$23.2	$3.5
Basic and diluted earnings per share	**$0.61**	$0.39	$0.06
Weighted average number of ordinary shares	**59,225,816**	58,907,622	59,316,660
Shareholders' equity	**$472.3**	$421.3	$397.6
Shareholders' equity per ordinary share	**$7.95**	$7.13	$6.77
Net operating cash flows	**$71.1**	$49.8	$33.5
Total debt	**$75.5**	$118.0	$117.0
Total assets	**$1,083.3**	$1,015.0	$988.9
Trade accounts receivable – Service Businesses	**$138.7**	$166.1	$182.9
Goodwill – Service Businesses	**$368.6**	$351.0	$332.5
Property plant and equipment – net – Service Businesses	**$109.8**	$95.2	$94.4
Capital expenditures	**$40.6**	$24.9	$19.2
Depreciation and intangibles amortization	**$22.6**	$19.8	$22.7



Facilities Services US. OneSource

OneSource, a market leader in the facilities services industry, provides janitorial, contract cleaning, landscape design, grounds keeping, building maintenance and facility support services to US businesses. The trend in outsourcing continues as companies return their focus to core competencies, strive to simplify their operations and increase their overall efficiencies. Today, OneSource's workforce of over 31,000 service professionals delivers a wide range of outsourced facility services to more than 10,000 commercial, institutional and industrial customers throughout 185 metropolitan areas in 42 states.

During fiscal 2003, a significant focus on core operations, ongoing cost control measures and careful expansion of the company's customer base enabled OneSource to successfully manage its service businesses.

Core Business Initiatives
Management at all levels of the organization maintained a strict focus on four key business initiatives: customer retention, labor cost control, receivables management and overhead cost reduction. A strengthened corporate infrastructure was the catalyst for core business process re-engineering. Concurrently, field operations were streamlined and regionalized, moving decision-makers closer to our customers and the front lines of our business.

Growth Strategy Sales and marketing efforts fueled the company's controlled new business strategy with heightened focus on key geographic areas and strategic market segments. A matrix sales and account management organization was created to complement our regionalized operations, allowing flexibility to respond to both local and national requirements as well as specific segment opportunities.

This improved client-focused structure makes OneSource more efficient in serving a broad range of large customers including Southwest Airlines, Saks Fifth Avenue and the Chicago Board of Trade.

Technology Advancements
OneSource continues to develop new technology to improve efficiency and provide a strong infrastructure for growth. A key initiative has been the automation of time and attendance information. In targeted operational areas, paper time sheets previously used to capture labor hours on job sites are being replaced with electronic time sheets. A number of key locations already have electronic time clocks that are polled daily. OneSource is continually focusing on the reduction of both onsite labor costs and the administrative cost of the back office wage processing procedures for a significant service workforce. OneSource has also pioneered the use of information technology to improve the way services are delivered to clients. For example, computerized work-loading and on-line billing are used to provide accurate work estimates and to ensure economic efficiency.

As part of the year's focus on core operations, businesses were re-examined for strategic fit and non-core operations were identified for divestiture or closedown. This qualitative process has allowed the company to realign management and financial resources with more profitable endeavors and achieve progress towards better performance.











ONE







Business Services UK and Ireland. Staffing Services

Carlisle Staffing Services operates in the UK and Ireland from more than 70 locations. The business supplies contract, temporary and permanent staff to more than 5,000 clients across a range of sectors and has a growing role in providing managed human resource solutions for specific clients. Our strategy is founded upon the core competence of engaging and mobilizing, around 7,000 people each week.

Broad Client Base Staffing Services faced a challenging environment in 2003 as the economies in the UK and Ireland remained weak. However, we were helped by a broad client base covering almost every part of the private and public sector with staff representing office and administrative, teaching, nursing and care, industrial, driving, banking and insurance, accounting, legal and information technology. In addition, our business is primarily geared to the provision of temporary/contract staff rather than the more volatile permanent staff recruitment.

Focused Brands The Staffing operations have become a significant (top 10 UK and top 5 Ireland) presence in a large and fragmented marketplace. A mix of organic and acquisitive growth has driven our expansion and the business now comprises a number of well-known, market-facing brands: Celsian, Recruit, Tate Office, Indigoselection, Irish Recruitment Consultants and Workforce. Each brand is recognized for specific sectors or geographic markets and Celsian, our brand for professionals in Education, Health and Care won the annual award for 'Best Recruitment marketing campaign' sponsored by 'People Management'.

The Right People Our business is about having the right people at the right time in the right place so maintenance of a qualified database of skilled and available staff is a competitive differentiation. Major clients who count on our services include New Wave Logistics and Diageo/Guinness Ireland in the private sector, the Royal Mail and the Financial Services Authority in the public sector and Ernst & Young and Camelot in the HR Services sector.

Systems Upgrades Costs are being tightly managed but we continue to invest in technology to improve our business. A front office system now installed across all operations enables improved process efficiency, consistent and timely communications and the ability to integrate more closely with our customers. All active brands now operate from a single technology platform with a unified management structure and centralized reporting and controls.

Outlook In the short-term, cost control will remain paramount in the difficult staffing markets and we expect to further develop market-leading positions in selected markets for both Staffing and Human Resource Managed Services. Our priority is to stay close to our customers by securing and sustaining high value relationships.








Business Services UK and Ireland. Facilities Services

The Facilities Services business now operates throughout the UK as Carlisle Facilities Services and in Ireland through Carlisle Security Services. In 2003, LI Group (cleaning) and Capitol Security Services (manned guarding) were consolidated into one operation (Carlisle Facilities Services) employing more than 5,000 people. The business also contains a Retail Support Services operation in the UK, and smaller businesses in Events Management and Investigations Services.

One Brand UK Facilities Services operated in a tough business climate in 2003 – a low inflation environment with intense price competition. However, we continued to serve and grow a diverse client base and also reshaped our business to better support single and multi-service delivery through one brand, Carlisle Facilities Services. As part of this process, the LI Group and Capitol back offices were consolidated in one location, including accounting, administrative and support services.

On Duty '24/7' The principal UK business is organized into four main sectors: Transport, Retail, Distribution and Public Sector and we also offer commercial security, largely manned guarding. We provide a '24/7' schedule, supplying services and staff at over 1,200 contract sites. The range of services offered is broad and includes cleaning and related services; events management; in-transit and turnaround train cleaning and tanking; merchandising projects; mechanical and electrical maintenance services; and retail store refurbishment and shop fitting. Nearly 500 clients receive one or more of these services.

Growth We enjoyed good growth momentum during the year in the Transport sector and in our Retail Support Services business which continues to extend its range of merchandising and store support services in both the DIY market and, increasingly, with food retailers. Our major transport clients include West Coast Traincare and London Underground and we were pleased to add Midland Mainline to the already strong list of train operating companies in the customer base. In the retail sector, we serve sector leaders in the UK including Tesco, Sainsbury, B&Q and Homebase.

Integrated Solutions The markets for the type of outsourced business services we provide remain fragmented with many players competing for market share. Just as in our Staffing Services business, we need to make sure we have the right people and processes at the right time to deliver quality service. There is evidence of a need for more complex services and common themes in the outsourced business services market include increasing purchasing sophistication/coordination; pressure to improve productivity; and increasing use of technology. With our new structure, we are well placed to offer comprehensive, integrated solutions to increasingly demanding customers.

The priority for the coming year will be to leverage our integrated brand platform, efficient processes and capable staff to maintain and develop extended customer relationships.






Virgin







Financial Services, Telecommunication Services.

The Belize Bank Limited and other wholly owned subsidiary companies provide a variety of banking and financial services to both domestic and international customers. The Bank also delivers a range of international financial products, including company formation, secretarial and investment services.

The Belize Bank is the largest commercial banking operation in Belize with a 47 percent share of loans and deposits. The division reported a record result last year with operating income of $27.5 million. These results reflect a 10 percent increase in net interest income driven by an increase in the average loan portfolio offset by a decline in interest margins.The Belize Bank (Turks and Caicos) Limited, a wholly owned subsidiary of the Belize Bank, now in its fourth year of operation, contributed $3.3 million to the operating income of financial services.

A Diversified Portfolio The bank's loan portfolio is diversified to minimize the risk of exposure to a particular market segment. Commercial loans to major industries in Belize, including agriculture, tourism and distribution, account for approximately half of the portfolio. The balance is comprised principally of consumer loans and residential mortgages. Strict credit controls ensure that loan growth is balanced with sound loan quality.


Collections/
Letters of Credit

The restructuring of Belize Telecommunications Limited ('BTL') has continued through 2002/3 as the company prepares itself for competition. BTL was awarded a new non-exclusive 15-year telecommunications licence, effective from December 30, 2002.

In mid-December 2002, BTL launched its new nationwide GSM cellular service to operate in parallel with and subsequently replace the existing analogue cellular network. This state-of-the-art GSM system delivers a high-quality digital service, value-added features such as text messaging, and later in 2003 will be used for the deployment of international roaming, internet and e-mail. This system delivers a major strategic advantage to BTL, and between 2002 and 2003 BTL increased total cellular customers by 25 percent.

The full impact of tariff rebalancing and tariff reductions, implemented in December 2001, was felt during 2002/3. These tariff adjustments have reduced BTL's dependency on international voice services. The tariff balancing and adjustment process will continue during 2003/4 to further reduce the company's exposure to 'cherry picking' by competitors with respect to their provision of telecommunications services.

Outlook Investment through 2003/4 will focus on expanding and leveraging the value of the GSM network; the replacement of core billing and operational systems to improve internal efficiencies (thus reducing operating costs and improving customer service), and the upgrade of core network facilities to support quality data transmission.


belize

Condensed Consolidated Balance Sheets

At March 31	2003 $m	2002 $m
Assets		
Service Businesses		
Current assets:		
Cash and cash equivalents	**13.3**	20.0
Trade accounts receivable – net	**138.7**	166.1
Other current assets	**20.4**	20.5
Total Service Businesses current assets	**172.4**	206.6
Property, plant and equipment – net	**109.8**	95.2
Associates	**49.7**	47.4
Goodwill and other intangibles – net	**368.6**	351.0
Other long-term assets	**9.9**	8.0
Total Service Businesses assets	**710.4**	708.2
Financial Services		
Cash, cash equivalents and due from banks	**26.1**	15.8
Interest-bearing deposits with correspondent banks	**52.3**	37.6
Loans – net	**265.3**	227.8
Other assets	**29.2**	25.6
Total Financial Services assets	**372.9**	306.8
Total assets	**1,083.3**	1,015.0
Liabilities and shareholders' equity		
Service Businesses		
Current liabilities:		
Short-term debt	**63.7**	47.2
Accounts payable	**18.3**	17.9
Accrued personnel costs	**46.5**	44.6
Insurance reserves – current portion	**19.1**	19.5
Other current liabilities	**39.9**	39.4
Total Service Businesses current liabilities	**187.5**	168.6
Long-term debt	**11.8**	70.8
Insurance reserves – long-term portion	**53.3**	57.4
Other long-term liabilities	**12.4**	12.5
Minority interests	**48.3**	45.1
Total Service Businesses liabilities	**313.3**	354.4
Financial Services		
Deposits	**291.3**	233.0
Other liabilities	**6.4**	6.3
Total Financial Services liabilities	**297.7**	239.3
Total liabilities	**611.0**	593.7
Shareholders' equity:		
Share capital (ordinary shares of no par value – 61,765,820)	**0.6**	0.6
Additional paid-in capital	**305.7**	307.7
Treasury shares	**(18.6)**	(21.3)
Retained earnings	**189.4**	153.2
Cumulative other comprehensive loss	**(4.8)**	(18.9)
Total shareholders' equity	**472.3**	421.3
Total liabilities and shareholders' equity	**1,083.3**	1,015.0

Condensed Consolidated Statements of Income

Year ended March 31	2003 $m	2002 $m	2001 $m
Service Businesses			
Net sales	**1,194.7**	1,246.5	1,240.7
Cost of sales	**(995.6)**	(1,036.3)	(1,045.6)
Selling, general and administrative expenses	**(173.1)**	(184.0)	(191.9)
Restructuring and other non-recurring items	**(1.2)**	(5.4)	(9.2)
Operating income (loss) – Service Businesses	**24.8**	20.8	(6.0)
Financial Services			
Interest income	**39.0**	35.3	30.7
Interest expense	**(9.2)**	(8.2)	(10.3)
Net interest income	**29.8**	27.1	20.4
Provision for loan losses	**(0.7)**	(0.4)	(0.5)
Net non-interest expense	**(1.6)**	(2.0)	(1.1)
Restructuring and other non-recurring items	**1.5**	1.7	–
Operating income – Financial Services	**29.0**	26.4	18.8
Total operating income	**53.8**	47.2	12.8
Associates	**4.9**	3.1	7.3
Interest income	**0.3**	0.6	0.9
Interest expense	**(6.6)**	(6.8)	(6.8)
Income before income taxes	**52.4**	44.1	14.2
Income taxes	**(10.0)**	(11.9)	(7.7)
Income after income taxes	**42.4**	32.2	6.5
Minority interests	**(6.2)**	(9.0)	(3.0)
Net income	**36.2**	23.2	3.5
Basic and diluted earnings per ordinary share	**$0.61**	$0.39	$0.06

Condensed Consolidated Statements of Changes in Shareholders' Equity

	Share capital $m	Additional paid-in capital $m	Treasury shares $m	Retained earnings $m	Cumulative other comprehensive (loss) income $m	Total $m
At April 1, 2000	0.6	308.9	(18.9)	126.5	2.4	419.5
Net income	–	–	–	3.5	–	3.5
Purchase of treasury shares	–	–	(5.3)	–	–	(5.3)
Disposal of treasury shares	–	(0.2)	0.5	–	–	0.3
Currency translation adjustments	–	–	–	–	(14.1)	(14.1)
Net unrealized losses	–	–	–	–	(3.4)	(3.4)
Minimum pension liability	–	–	–	–	(3.1)	(3.1)
Other movements	–	0.2	–	–	–	0.2
At March 31, 2001	0.6	308.9	(23.7)	130.0	(18.2)	397.6
Net income	–	–	–	23.2	–	23.2
Purchase of treasury shares	–	–	(0.1)	–	–	(0.1)
Disposal of treasury shares	–	(1.2)	2.5	–	–	1.3
Currency translation adjustments	–	–	–	–	0.7	0.7
Minimum pension liability	–	–	–	–	(1.4)	(1.4)
At March 31, 2002	0.6	307.7	(21.3)	153.2	(18.9)	421.3
Net income	–	–	–	36.2	–	36.2
Disposal of treasury shares	–	(1.8)	2.7	–	–	0.9
Currency translation adjustments	–	–	–	–	15.6	15.6
Minimum pension liability	–	–	–	–	(1.5)	(1.5)
Other movements	–	(0.2)	–	–	–	(0.2)
At March 31, 2003	0.6	305.7	(18.6)	189.4	(4.8)	472.3

Condensed Consolidated Statements of Cash Flows

Year ended March 31	2003 $m	2002 $m	2001 $m
Cash flows from operating activities			
Net income	**36.2**	23.2	3.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**22.6**	19.8	13.9
Goodwill and other intangibles amortization	**–**	–	8.8
Discount amortization on insurance reserves	**3.6**	3.6	3.6
Restructuring and other non-recurring items	**0.2**	3.1	2.3
Loss on disposal of associates and other investments	**–**	–	5.6
Provision for loan losses	**0.7**	0.4	0.5
Undistributed earnings of associates	**(2.3)**	(0.6)	(2.3)
Refinancing costs amortization	**0.9**	0.6	0.6
Minority interests net of distributions	**3.2**	8.0	0.2
Other	**(1.0)**	(0.4)	(1.7)
Changes in assets and liabilities:			
Decrease (increase) in accounts receivable	**33.0**	24.7	(10.5)
(Increase) decrease in other assets	**(3.3)**	(3.7)	6.5
(Decrease) increase in accounts payable	**(0.1)**	1.9	(1.6)
(Decrease) increase in accrued personnel costs	**(0.1)**	(4.5)	3.7
(Decrease) in insurance reserves	**(8.1)**	(3.3)	(9.4)
(Decrease) increase in other liabilities	**(14.4)**	(23.0)	9.8
Net cash provided by operating activities	**71.1**	49.8	33.5
Cash flows from investing activities			
Purchase of property, plant and equipment	**(40.6)**	(24.9)	(19.2)
Disposal of property, plant and equipment	**1.1**	3.5	1.3
Purchase of associates and other investments	**–**	–	(15.6)
Disposal of associates and other investments	**–**	0.5	10.3
Acquisition of businesses	**(5.4)**	(17.7)	(27.9)
(Increase) decrease in interest-bearing deposits with correspondent banks	**(14.7)**	11.6	(24.8)
(Increase) in loans to customers	**(37.6)**	(55.8)	(15.4)
Other	**–**	(3.2)	(0.5)
Net cash utilized by investing activities	**(97.2)**	(86.0)	(91.8)
Cash flows from financing activities			
Proceeds from long-term debt	**10.2**	–	54.4
Repayment of long-term debt	**(25.8)**	(8.7)	(0.1)
Debt refinancing costs	**(0.4)**	(0.4)	(0.4)
(Decrease) increase in short-term debt	**(14.0)**	11.5	(10.2)
Increase in deposits	**58.3**	3.8	43.3
Net sale (purchase) of treasury shares	**0.9**	1.2	(4.7)
Net cash provided by financing activities	**29.2**	7.4	82.3
Currency translation adjustments	**0.5**	0.1	(1.0)
Net change in cash, cash equivalents and due from banks	**3.6**	(28.7)	23.0
Cash, cash equivalents and due from banks at beginning of year	**35.8**	64.5	41.5
Cash, cash equivalents and due from banks at end of year	**39.4**	35.8	64.5
Cash – service businesses	**13.3**	20.0	36.0
Cash – financial services	**26.1**	15.8	28.5
	39.4	35.8	64.5

Condensed Segmental Analysis

Year ended March 31	2003 $m	2002 $m	2001 $m
Business analysis			
Net sales			
Facilities Services	**917.2**	973.5	1,019.8
Staffing Services	**222.3**	217.5	207.5
Telecommunication Services	**55.2**	55.5	13.4
	1,194.7	1,246.5	1,240.7
Operating income (loss)			
Facilities Services	**2.6**	(8.2)	(10.9)
Staffing Services	**9.5**	9.9	10.6
Telecommunication Services	**19.2**	26.4	6.7
Corporate	**(6.5)**	(7.3)	(12.4)
	24.8	20.8	(6.0)
Restructuring and other non-recurring items (included in operating income (loss))			
Facilities Services	**0.9**	4.9	1.8
Staffing Services	**0.3**	0.8	1.4
Telecommunication Services	**–**	(0.4)	–
Corporate	**–**	0.1	6.0
	1.2	5.4	9.2
Depreciation and amortization			
Facilities Services	**10.0**	10.9	17.2
Staffing Services	**2.2**	1.5	3.3
Telecommunication Services	**9.7**	6.8	1.6
	21.9	19.2	22.1
Capital expenditures			
Facilities Services	**5.0**	9.5	13.5
Staffing Services	**3.0**	3.1	2.1
Telecommunication Services	**30.2**	10.8	2.0
	38.2	23.4	17.6
Goodwill			
Facilities Services	**266.0**	259.2	252.3
Staffing Services	**101.8**	91.0	79.4
Telecommunication Services	**0.8**	0.8	0.8
	368.6	351.0	332.5
Total assets			
Facilities Services	**419.9**	445.8	464.0
Staffing Services	**137.2**	129.0	117.9
Telecommunication Services	**100.9**	81.3	78.9
Associates	**49.7**	47.4	46.8
Corporate	**2.7**	4.7	8.8
	710.4	708.2	716.4
Geographical analysis			
Net sales			
United States	**788.7**	832.0	863.9
United Kingdom	**350.8**	359.0	363.4
Belize	**55.2**	55.5	13.4
	1,194.7	1,246.5	1,240.7
Operating income (loss)			
United States	**(8.6)**	(18.4)	(32.8)
United Kingdom	**14.2**	12.8	20.1
Belize	**19.2**	26.4	6.7
	24.8	20.8	(6.0)
Total assets			
United States	**313.8**	337.9	357.1
United Kingdom	**246.1**	241.6	233.6
Belize	**150.5**	128.7	125.7
	710.4	708.2	716.4

Report of Independent Accountants

To the Board of Directors and Shareholders of Carlisle Holdings Limited

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Carlisle Holdings Limited and its subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003 (not presented herein) appearing in the Annual Report on Form 20-F for the fiscal year ended March 31, 2003; and in our report dated June 30, 2003, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers

PricewaterhouseCoopers LLP
London, United Kingdom
June 30, 2003

Lord Ashcroft, KCMG
Chairman
Formerly Chairman and Chief Executive Officer of ADT Limited (1977 to 1997), a company listed on the New York Stock Exchange. He was Belize's Permanent Representative to the United Nations until April 2000 and Treasurer of the Conservative and Unionist Party in the UK from 1998 to 2001. He is currently Assistant Treasurer of the International Democrat Union and Chairman of Trustees for a number of charities – Crimestoppers Trust, Industry in Education and Prospect Education (Technology) Trust Limited. In March 2000, he was appointed as a life peer in the British House of Lords and in June 2000 he was awarded a Knighthood (KCMG – Knight Commander of the Order of St. Michael and St. George) for public service to the community and country of Belize. In November 2001, he was invested as Chancellor of Anglia Polytechnic University (APU) in the UK.

Sir Edney Cain
Non-Executive Director
Member of the Audit Committee
Sir Edney Cain is now in retirement after a distinguished career in the public service in Belize, which included positions as Financial Secretary to the Government of Belize, Governor of the Central Bank of Belize and Belize High Commissioner to the UK.

David Hammond
Non-Executive Deputy Chairman and Chairman of the Executive Committee and Audit Committee
Mr Hammond is Chairman of BCA Holdings Limited. He was previously Deputy Chairman of ADT Limited from 1989 to 1996 and Director and Chairman of the Audit Committee of American Medical Response Inc. from 1993 to 1997. Member of the Competition Commission in the UK from 1995 to 2001. Mr Hammond, who is a Chartered Accountant, has over 30 years' experience in the services industry.

Cheryl Jones
Director
Ms Jones was appointed Chief Executive Officer and Chairman of OneSource in April 2003. She was previously appointed as Executive Vice-President in June 2002 and joined OneSource as Senior Vice-President in June 2001. Prior to OneSource, she served as Senior Vice-President of National Linen Service, a subsidiary of National Service Industries, Inc. where she held a variety of senior management positions from 1994 to 2001.

Emory King
Non-Executive Director
Mr King is now in semi-retirement after a career in insurance and real estate. He is presently involved in publishing, printing and public relations. He is also a Justice of the Peace in Belize.

John Searle
Non-Executive Director
Member of the Audit Committee
Mr Searle is Chairman and Managing Director of Belize Global Travel Services Limited which carries on the business of a travel agency and tourism.

Peter Gaze
Executive Vice-President and Chief Financial Officer
Member of the Executive Committee
Peter Gaze has been Executive Vice-President and Chief Financial Officer of Carlisle Holdings Limited since 1998. He is a Fellow of the Institute of Chartered Accountants in England and Wales, having trained with the international accounting firm of PricewaterhouseCoopers in London. Prior to joining Carlisle, Mr Gaze was the Group Financial Controller of ADT Limited from 1990 to 1997.

Philip Osborne
Company Secretary
Philip Osborne has been Secretary of Carlisle Holdings Limited since 1993. He is a Solicitor and a member of the Law Society of England and Wales. Before joining Carlisle, Mr Osborne worked as a legal adviser to the London Stock Exchange and The Securities Association in the UK and for the international law firms of Clifford Chance and SJ Berwin & Co. He is country representative for Belize of the International Bar Association.

Richard Bradford
Carlisle Group UK and Ireland – Chief Executive
Richard Bradford joined the Staffing Services business as Chief Executive in December 1997 from Exel plc where he had broad-ranging line management experience in different businesses in a range of roles from Branch Manager to Managing Director. This spanned an 11-year period, during which a significant time was also spent on secondment to McKinsey & Co, and latterly as Managing Director with Exel Logistics. In 2001, Mr Bradford became Chief Executive of Carlisle's operations in the UK and Ireland.

Philip Johnson
Financial Services – President
Philip Johnson has been President of Carlisle's Financial Services businesses since 1995. Prior to joining Carlisle, Mr Johnson spent over ten years in a variety of commercial roles, including over seven years with Lonrho PLC, having previously qualified as a Chartered Accountant.

Shareholder Information

Market Information

Carlisle Holdings Limited ordinary shares are currently traded in the Over-the-Counter Market and quoted on The NASDAQ National Market in the United States under the symbol "CLHL" and on the Alternative Investment Market of the London Stock Exchange in the United Kingdom ("AIM") under the symbol "CLH". The table opposite sets forth the quarterly high and low reported prices of the ordinary shares in US dollars.

	Range of ordinary share prices High $	Low $
Fiscal 2002		
First Quarter	5.50	4.45
Second Quarter	5.14	2.96
Third Quarter	3.03	1.94
Fourth Quarter	3.58	2.05
Fiscal 2003		
First Quarter	3.54	2.56
Second Quarter	3.48	1.83
Third Quarter	2.94	1.38
Fourth Quarter	3.38	2.46

Website
www.carlisleholdings.com

Registered Office
60 Market Square
Belize City
Belize
Central America
info@carlisleholdings.com

Registrar and Transfer Agent
(in the USA)
The Bank of New York
101 Barclay Street, 11E
New York
New York 10286
United States

Registrar and Transfer Agent
(in the UK)
Capita IRG Plc
Bourne House
Beckenham
Kent BR3 4TU
United Kingdom

Co-Transfer Agent
The Belize Bank Limited
60 Market Square
Belize City
Belize
Central America

Investor Information
Makinson Cowell (US) Limited
One Penn Plaza
250 W. 34th St., Suite 1935
New York
New York 10119
United States
Telephone (212) 994 9044
inquiries@makinson-cowell.com

Nominated Adviser
(for AIM in the UK)
WestLB Panmure Limited
Woolgate Exchange
25 Basinghall Street
London EC2V 5HA
United Kingdom

Nominated Broker
(for AIM in the UK)
Fyshe Horton Finney
Charles House
148–149 Great Charles Street
Birmingham B3 3HT
United Kingdom

Designed and produced
by Cartlidge Levene

